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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)

  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2000

                                       OR

  [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

         For the transition period from _____________ to ___________


  Commission file number 333-46136



         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Greif Bros. Riverville Mill Employees Retirement Savings Plan and Trust

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Greif Bros. Corporation
                                 425 Winter Road
                              Delaware, Ohio 43015


                            Exhibit Index on Page 12.


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                              REQUIRED INFORMATION
                              --------------------


         The following financial statements and supplemental schedules for the Greif Bros. Riverville Mill Employees Retirement Savings Plan and Trust are being filed herewith:

Description                                                Page No.
                                                           --------

Audited Financial Statements:
----------------------------

Report of Independent Auditors                             Page 3

Statements of Net Assets Available for                     Page 4
  Benefits at December 31, 2000 and 1999

Statement of Changes in Net Assets Available               Page 5
  for Benefits for the Year Ended
  December 31, 2000

Notes to Financial Statements - December 31, 2000          Pages 6
                                                           through 9

Supplemental Schedules:
----------------------

Schedule of Assets Held for Investment                     Page 10
  Purposes as of December 31, 2000




                 The following exhibit is being filed herewith:


Exhibit No.                Description                     Page No.
-----------                -----------                     --------

         1        Consent of Ernst & Young LLP             Page 13

                         Report of Independent Auditors


To the Participants and Administrator of the Greif Bros. Riverville Mill
   Employees Retirement Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Greif Bros. Riverville Mill Employees Retirement Savings Plan and Trust (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Ernst & Young

March 30, 2001






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




                           Greif Bros. Riverville Mill
                   Employees Retirement Savings Plan and Trust

                 Statements of Net Assets Available for Benefits



                                                                                        DECEMBER 31
                                                                                 2000                1999
                                                                      ----------------------------------------
ASSETS
    Investments, at fair value including $21,603 of
      Greif Bros. Corporation common stock (Note 3):                         $13,313,383          $13,490,129

LIABILITIES
    Due to broker for securities purchased                                         2,195
                                                                                                        --

                                                                      ----------------------------------------
Net assets available for benefits                                            $13,311,188          $13,490,129
                                                                      ========================================




See accompanying notes.







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                           Greif Bros. Riverville Mill
                   Employees Retirement Savings Plan and Trust

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000



Additions:
     Contributions from participants                             $    966,442
     Investment income:
       Net depreciation in the
         fair value of investments (Note 3)                        (1,993,364)
       Interest and dividends                                       1,035,225
                                                               --------------
                                                                        8,303

Deductions:
     Benefits paid to participants                                   (187,244)
                                                               --------------
Decrease in net assets available for benefits                        (178,941)

Net assets available for benefits:
     Beginning of year                                             13,490,129
                                                               --------------

     End of year                                                  $13,311,188
                                                               ==============

See accompanying notes.







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



                           Greif Bros. Riverville Mill
                   Employees Retirement Savings Plan and Trust

                          Notes to Financial Statements

                                December 31, 2000

1. DESCRIPTION OF THE PLAN

The following brief description of the Greif Bros. Riverville Mill (the "Company") Employees Retirement Savings Plan and Trust (the "Plan") provides only general information. Participants should refer to the Summary Plan Description document for more complete information.

GENERAL

The Plan is a contributory defined contribution plan covering all employees of the Company who are not covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

Each year, participants may contribute up to 20% of their annual compensation as defined in the Plan, limited to the maximum allowable under the Internal Revenue Code. Upon enrollment, a participant may direct their contributions in 5% increments to any of the Plan's fund options. Participants may change their investment options at any time.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of Plan earnings. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of 1% above prime at the time of the loan. Principal and interest is paid ratably through quarterly payroll deductions.







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                           Greif Bros. Riverville Mill
                   Employees Retirement Savings Plan and Trust

                          Notes to Financial Statements

                                December 31, 2000

1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants have full and immediate vesting in their contributions and related income credited to their accounts.

PAYMENT OF BENEFITS

Withdrawals under the Plan are allowed for termination of employment, hardship (as defined by the Plan), or the attainment of age 59 1/2. Distributions may also be made to a named beneficiary in the event of the participant's death. Distributions are made in lump sum.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue and terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, any expenses involved will be paid by the Company. The final amounts accumulated in the participant's accounts will be distributed in accordance with Section 401(k)(10) of the Internal Revenue Code.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements are prepared on the accrual basis of accounting.

INVESTMENTS

The Plan's investments are stated at fair value. Investments are valued at quoted market prices which represent the net asset values of units held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.






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                           Greif Bros. Riverville Mill
                   Employees Retirement Savings Plan and Trust

                          Notes to Financial Statements

                                December 31, 2000

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADMINISTRATIVE EXPENSES

All administrative expenses of the Plan are paid by Greif Bros. Corporation (the "Sponsor").

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

During 2000, the Plan's investments (including investments bought, sold, exchanged, as well as held during the year) depreciated in fair value as follows:

                                                           NET REALIZED AND
                                                              UNREALIZED
                                                             APPRECIATION
                                                         (DEPRECIATION) IN THE
                                                             FAIR VALUE OF
                                                              INVESTMENTS
                                                        ------------------------
               Common Stock                                      $        (456)
               Mutual/Common/Collective Funds                       (1,992,908)
                                                        ------------------------
                                                                 $  (1,993,364)
                                                        ========================







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                           Greif Bros. Riverville Mill
                   Employees Retirement Savings Plan and Trust

                          Notes to Financial Statements

                                December 31, 2000

3. INVESTMENTS (CONTINUED)

Investments representing 5% or more of the fair value of net assets available for benefits are as follows:

                                                                      DECEMBER 31
                                                              2000                 1999
                                                              ----                 ----
               Prism MaGIC Fund                             $3,081,736           $3,927,511
               Victory Stock Index Fund                      1,468,799            2,120,146
               Victory Lifechoice Moderate Investor Fund       791,586                 --
               AIM Value Fund                                2,145,761                 --
               Franklin Small Cap Growth Fund                1,777,930                 --
               Janus Twenty Fund Inc.                        2,347,227                 --
               Janus Overseas Fund                             799,164                 --
               Victory Value Fund                                 --              3,705,519
               Victory Balanced Fund                              --              1,274,784
               Victory Diversified Stock Fund                     --              1,255,024


4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 25, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been subsequently amended and restated. The Plan Administrator believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.






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




                           Greif Bros. Riverville Mill
                   Employees Retirement Savings Plan and Trust
                           EIN 31-4388903 Plan No. 007

                  Schedule H, Line 4i - Schedule of Assets Held
                   for Investment Purposes At End of the Year

                                December 31, 2000



                                                                    DESCRIPTION              FAIR
                  IDENTITY OF ISSUE                                OF INVESTMENT             VALUE
-------------------------------------------------------       -----------------------  ------------------
Key Trust Company of Ohio, N.A.

Common/Collective Fixed Income Funds:
     Prism MaGIC Fund                                                        213,895         $ 3,081,736


Mutual Funds:
     Victory Stock Index Fund                                           68,700 units           1,468,799
     Victory Lifechoice Growth Investor Fund                             5,529 units              62,369
     Victory Lifechoice Moderate Investor Fund                          71,186 units             791,586
     Victory Lifechoice Conservative Investor Fund                       8,912 units              96,881
     AIM Value Fund                                                    171,524 units           2,145,761
     Franklin Small Cap Growth Fund                                     45,205 units           1,777,930
     Janus Twenty Fund Inc.                                             42,833 units           2,347,227
     Janus Overseas Fund                                                30,112 units             799,164
     Pimco Total Return Fund                                            40,372 units             419,468

Common Stock:
     Greif Bros. Corporation                                               758 units              21,603

Interest bearing cash                                                    3,271 units               3,271


Participant loans                                                Interest rate range
                                                                   8.25% to 9.5%                 297,588
                                                                                          ---------------

                                                                                            $ 13,313,383
                                                                                          ===============







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                                   SIGNATURES

                  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       GREIF BROS. RIVERVILLE MILL EMPLOYEES
                                       RETIREMENT SAVINGS PLAN AND TRUST


Date: June 28, 2001                    By: /s/ Michael L. Roane
      -------------                        -------------------------------------

                                       Printed Name: Michael L. Roane
                                                     ---------------------------

                                       Title: Plan Administrator
                                              ----------------------------------

















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                           GREIF BROS. RIVERVILLE MILL
                   EMPLOYEES RETIREMENT SAVINGS PLAN AND TRUST
                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2000


                                INDEX TO EXHIBITS
                                -----------------

Exhibit No.                Description                                Page No.
-----------                -----------                                --------

    1                      Consent of Ernst & Young LLP               Page 13































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